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3/6/2003

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SECURITIES AND EXCHANGE COMMISSION

03002906

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-39685 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falkin Platnick Securities Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jackson Drive
(No. and Street)

Cranford (City) NJ (State) 07016 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 21 2003 WASH. D.C. 207 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Platnick (908) 709-0909
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilkin & Guttenplan, P.C.
(Name – *if individual, state last, first, middle name*)

1200 Tices Lane (Address) East Brunswick (City) NJ (State) 08816 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Albert Platnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falkin Platnick Securities Co., Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DINA SMODLAKA
NOTARY PUBLIC STATE OF NEW JERSEY
ID# 2289820
Commission Expires 7/17/2007

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FALKIN PLATNICK SECURITIES CO., INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2002

# FALKIN PLATNICK SECURITIES CO., INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2002

## TABLE OF CONTENTS

# Wilkin & Guttenplan, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1200 TICES LANE
EAST BRUNSWICK, NJ 08816
TEL: (732) 846-3000
FAX: (732) 846-0618
email: info@wgcpas.com
http://www.wgcpas.com

JULES C. FRANKEL, CPA, MBA
EDWARD GUTTENPLAN, CPA, MBA
MICHAEL M. LoVERDE, CPA
WILLIAM J. McDEVITT, CPA
GARY B. ROSEN, CPA, CFE
SEFI SILVERSTEIN, CPA
H. EDWARD WILKIN III, CPA

MARIE D. MIRRA, CPA
ANNETTE MURRAY, CPA
VINAY S. NAVANI, CPA

LORI A. BARNHART, CPA
DEBORAH A. NORWICKE, CPA
SUSAN M. KLIMCSAK, CPA


## INDEPENDENT AUDITORS' REPORT

**TO THE DIRECTOR OF**

**FALKIN PLATNICK SECURITIES CO., INC.**

We have audited the accompanying statement of financial condition of Falkin Platnick Securities Co., Inc. as of December 31, 2002 and the related statements of income (loss), changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falkin Platnick Securities Co., Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilkin & Guttenplan

WILKIN & GUTTENPLAN, P.C.
Certified Public Accountants

East Brunswick, New Jersey

January 29, 2003

# FALKIN PLATNICK SECURITIES CO., INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2002

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 19,882 |
| Money market funds | 27 |
| Certificate of deposit | 16,000 |
| Stock subscription - NASDAQ | 3,300 |
| Prepaid expenses | 3,580 |
| Interest receivable | 67 |
| **TOTAL ASSETS** | $ 42,856 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **LIABILITIES** | |
| Accrued expenses | $ 3,875 |
| **TOTAL LIABILITIES** | 3,875 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, no par value; 2,500 shares authorized, 100 shares issued and outstanding | 6,000 |
| Additional pad-in-capital | 69,250 |
| Retained earnings (deficit) | (36,269) |
| **TOTAL STOCKHOLDER'S EQUITY** | 38,981 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 42,856 |

The accompanying notes are an integral part of these financial statements.

## FALKIN PLATNICK SECURITIES CO., INC.

## STATEMENT OF INCOME (LOSS)

## FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| **REVENUES:** | |
| Interest income | $ 347 |
| **TOTAL REVENUES** | 347 |
| **EXPENSES:** | |
| Licenses and fees | 3,967 |
| Audit fees | 3,690 |
| State taxes | 500 |
| **TOTAL EXPENSES** | 8,157 |
| **NET LOSS** | $ (7,810) |

The accompanying notes are an integral part of these financial statements.

# FALKIN PLATNICK SECURITIES CO., INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2002

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS (DEFICIT) | TOTAL |
|---|---|---|---|---|
| **BALANCES - BEGINNING OF YEAR** | $ 6,000 | $ 69,250 | $ (28,459) | $ 46,791 |
| **NET LOSS** | - | - | (7,810) | (7,810) |
| **BALANCES - END OF YEAR** | $ 6,000 | $ 69,250 | $ (36,269) | $ 38,981 |

The accompanying notes are an integral part of these financial statements.

## FALKIN PLATNICK SECURITIES CO., INC.

## STATEMENT OF CHANGES IN FINANCIAL CONDITION

## FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net loss | $ (7,810) |
| Changes in assets and liabilities: | |
| Prepaid expenses | (34) |
| Interest receivable | 43 |
| Accrued expenses | 1,834 |
| **NET CASH USED IN OPERATING ACTIVITIES** | (5,967) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of certificates of deposit | (16,000) |
| Maturity of certificates of deposit | 15,000 |
| Net activity in money market mutual funds | 611 |
| **NET CASH USED IN INVESTING ACTIVITIES** | (389) |
| **NET DECREASE IN CASH** | (6,356) |
| **CASH - BEGINNING OF YEAR** | 26,238 |
| **CASH - END OF YEAR** | $ 19,882 |
| **SUPPLEMENTAL DISCLOSURE:** | |
| **CASH PAID DURING THE YEAR FOR:** | |
| Income taxes | $ 365 |

The accompanying notes are an integral part of these financial statements.

## FALKIN PLATNICK SECURITIES CO., INC.

## NOTES TO THE FINANCIAL STATEMENTS

## DECEMBER 31, 2002

### NOTE 1 - NATURE OF ORGANIZATION:

Falkin Platnick Securities Co., Inc., (the Company) a registered securities broker-dealer, is a New Jersey corporation organized on April 9, 1988. The Company is a broker of limited partnership type securities (Regulation D). It does not handle the safekeeping of any securities, nor cash. It is registered to do business in New Jersey, New York, and various other states.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

**Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

### NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company's primary source of revenue is generated from a related entity of which the stockholder is a 50% owner. The related entity is in the business of acquiring and managing multi-family rental housing developments. The Company's sole purpose is raising capital from investors in connection with these real estate investments through private placements. During 2002, the Company did not engage in any private placements.

The Company, along with several other related entities, operate within the same location. Expenses such as payroll, payroll taxes, travel, office supplies, telephone, etc. are reimbursed by the Company to the related entity when incurred. Generally, most of these expenses are incurred only when there is a private placement.

### NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (15c3-1), under the Securities Exchange Act of 1934, as amended, which prohibits a regulated firm from engaging in any securities transactions whenever its aggregate indebtedness "exceeds fifteen times its net capital" as those terms are defined by the rule. In addition, a broker or dealer shall have and maintain net capital of not less than $5,000 if the Company does not hold funds or securities for or owe money or securities to customers, and does not carry accounts of or for customers. During the year ended December 31, 2002, the Company did not engage in the activities as described above. As of December 31, 2002, the Company's required net capital was $5,000 whereas its computed net capital was $32,101, leaving capital in excess of requirements of $27,101.

## NOTE 5 - INCOME TAXES:

**Income Taxes** - The Company is an S-corporation. In lieu of Federal corporate income taxes, the shareholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no asset or liability for Federal income taxes have been included in these financial statements. The minimum tax of $500 has been provided for, for State income tax purposes.

# FALKIN PLATNICK SECURITIES CO., INC.

## SUPPLEMENTARY INFORMATION

## COMPUTATION OF NET CAPITAL PURSUANT TO

## UNIFORM NET CAPITAL RULE 15C3-1

## DECEMBER 31, 2002

| | |
|---|---|
| **CREDITS:** | |
| Capital | $ 38,981 |
| **DEBITS:** | |
| Nonallowable assets: | |
| Investment in NASDAQ | (3,300) |
| Prepaid expenses | (3,580) |
| **NET CAPITAL** | 32,101 |
| Minimum net capital requirement | (5,000) |
| **EXCESS NET CAPITAL** | $ 27,101 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See auditors' report on the supplementary information.

# Wilkin & Guttenplan, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1200 TICES LANE
EAST BRUNSWICK, NJ 08816
TEL: (732) 846-3000
FAX: (732) 846-0618
email: info@wgcpas.com
http://www.wgcpas.com

JULES C. FRANKEL, CPA, MBA
EDWARD GUTTENPLAN, CPA, MBA
MICHAEL M. LoVERDE, CPA
WILLIAM J. McDEVITT, CPA
GARY B. ROSEN, CPA, CFE
SEFI SILVERSTEIN, CPA
H. EDWARD WILKIN III, CPA

MARIE D. MIRRA, CPA
ANNETTE MURRAY, CPA
VINAY S. NAVANI, CPA

LORI A. BARNHART, CPA
DEBORAH A. NORWICKE, CPA
SUSAN M. KLIMCSAK, CPA

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

**TO THE DIRECTOR AND STOCKHOLDER OF**

**FALKIN PLATNICK SECURITIES CO., INC.**

In planning and performing our audit of the financial statements of Falkin Platnick Securities Co., Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Falkin Platnick Securities Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedure referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Wilkin & Guttenplan

WILKIN & GUTTENPLAN, P.C.
Certified Public Accountants

East Brunswick, New Jersey

January 29, 2003